PROSPECTUS SUPPLEMENT NO. 1

DATED DECEMBER 24, 2003

Filed Pursuant to 424(b)(3)

SEC Registration No. 333-109926

IRVINE SENSORS CORPORATION

SUPPLEMENT NO. 1 DATED DECEMBER 24, 2003

TO PROSPECTUS DATED OCTOBER 31, 2003

This Supplement No. 1 is part of and should be read in conjunction with the prospectus of Irvine Sensors Corporation, a Delaware corporation, dated October 31, 2003, relating to the resale of 1,902,165 shares of Irvine Sensors Common Stock, including up to 605,785 shares of Irvine Sensors Common Stock issuable upon exercise of Warrants, by certain stockholders of Irvine Sensors, or their pledges, assignees or other successors in interest. The information presented herein either supersedes and/or adds to similar information included in the prospectus.

The prospectus previously stated that all of the 605,785 Warrants have an exercise price of $1.97 per share, subject to pricing adjustment upon certain anti-dilution events or if Irvine Sensor fails to meet specific revenue projections during the next two fiscal quarters. This prospectus supplement reflects a change with respect to the exercise price for those Warrants held by the selling stockholders.

Pursuant to the terms of the Warrants, the exercise price per share of each of the Warrants was automatically reduced to $1.75 per share in response to the Company’s issuance of additional shares of its Common Stock at a purchase price of $1.75. All of the Warrants continue to be subject to further pricing adjustment upon certain anti-dilution events that may occur within one year from the date of issuance and the potential further reduction to $1.20 per share should Irvine Sensors fail to meet the same previously specified revenue projections during the next two fiscal quarters.

In addition, the exercise price of the 134,615 Warrants held by Bonanza Master Fund Ltd, the 96,154 Warrants held by Gryphon Master Fund, L.P. and the 125,000 Warrants held by Vertical Ventures Investments, LLC has been further reduced to $1.50 per share, subject to the same further anti-dilution pricing adjustments, and shall be further reduced to $1.00 per share should Irvine Sensors fail to meet the same previously specified revenue projections during the next two fiscal quarters.

The date of this prospectus supplement is December 24, 2003.